Exhibit 99.1

 PRESS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

BROOKFIELD RENEWABLE ANNOUNCES EXCHANGE OFFER FOR OUTSTANDING CLASS A PREFERENCE SHARES, SERIES 5 OF BROOKFIELD RENEWABLE POWER PREFERRED EQUITY INC.

HAMILTON, Bermuda, November 9, 2015 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) ("Brookfield Renewable") today announced the commencement of an offer to exchange (the "Exchange Offer") each issued and outstanding Class A Preference Share, Series 5 of Brookfield Renewable Power Preferred Equity Inc. (TSX:BRF.PR.E) ("BRP Equity") with an annual dividend rate of 5.00% (collectively, the "Series 5 Preferred Shares") for one newly issued Class A Preferred Limited Partnership Unit, Series 5 of Brookfield Renewable with an annual distribution rate of 5.59% (collectively, the "Series 5 Preferred Units"). The annual distribution rate on each Series 5 Preferred Unit will be C$1.3976, compared to the annual dividend rate of C$1.25 on each Series 5 Preferred Share.
Holders of Series 5 Preferred Shares ("Series 5 Preferred Shareholders") will be entitled to receive one Series 5 Preferred Unit for each Series 5 Preferred Share tendered under the Exchange Offer. Each of the guarantors of the Series 5 Preferred Shares will also be a guarantor of the Series 5 Preferred Units, other than the issuer, Brookfield Renewable. The Series 5 Preferred Units have been assigned a provisional rating of "Pfd-3 (high)" by DBRS Limited ("DBRS") and a preliminary rating of "P-3 (high)" by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies Inc. ("S&P"), which are the same ratings currently assigned by DBRS and S&P to the Series 5 Preferred Shares.
The Exchange Offer will be open for acceptance until 5:00 p.m. (Toronto Time) on December 18, 2015, unless extended or withdrawn by Brookfield Renewable. The Exchange Offer is conditional upon, among other things, at least 50% of the Series 5 Preferred Shares having been validly deposited or tendered under the Exchange Offer and not withdrawn, which condition may be waived by Brookfield Renewable.
The Exchange Offer is being made pursuant to a supplement to Brookfield Renewable's short form base shelf prospectus dated May 12, 2015 (the "Prospectus Supplement") that will be filed today with securities regulatory authorities in each of the provinces and territories of Canada.
Series 5 Preferred Shareholders should consider the following factors, among others, in making a decision whether to accept the Exchange Offer:

•	Increased distributions: The annual distribution rate on the Series 5 Preferred Units is 5.59% (C$1.3976), compared to the annual dividend rate of 5.00% (C$1.25) for the Series 5 Preferred Shares.
•	Substantially similar other terms and conditions: The other terms and conditions of the Series 5 Preferred Units will be substantially similar to those of the Series 5 Preferred Shares, other than certain technical amendments noted in the Prospectus Supplement.
•	Unanimous Board Recommendation: The board of directors of the general partner of Brookfield Renewable and the board of directors of BRP Equity, after reviewing the Fairness Opinion (as defined below) have unanimously recommended that Series 5 Preferred Shareholders accept the Exchange Offer and deposit their Series 5 Preferred Shares pursuant to the Exchange Offer.
•	Fairness Opinion: The Partnership and BRP Equity engaged PricewaterhouseCoopers LLP to provide an opinion to the effect that, subject to the assumptions, limitations and qualifications contained therein, the consideration to be received under the Exchange Offer is fair, from a financial point of view, to the holders of Series 5 Preferred Shares (the "Fairness Opinion").

Full details of the Exchange Offer are contained in the Prospectus Supplement and other related documents that will be mailed today to the registered holder of all Series 5 Preferred Shares as required under applicable Canadian securities laws. Copies of the Prospectus Supplement and other relevant documents will be available on SEDAR at www.sedar.com and on Brookfield Renewable's website at www.brookfieldrenewable.com. Brookfield Renewable has also commenced the process of mailing to beneficial holders of Series 5 Preferred Shares. Series 5 Preferred Shareholders are urged to evaluate carefully all information in the Exchange Offer, including risk factors, and to consult their own investment, tax and legal advisors.
Computershare Investor Services Inc. is the Depositary for the Exchange Offer and D.F. King Canada, a division of CST Investor Services Inc., is the Information Agent. Any questions or requests for assistance concerning the Exchange Offer or further information about tendering to the Exchange Offer should be directed to the Depositary at 1-800-564-6253 (toll free in North America) or 1-514-982-7555, or by e-mail at corporateactions@computershare.com; or to the Information Agent at 1-800-332-4904 (toll free in North America) or 1-201-806-7301, or by e-mail at inquiries@dfking.com.
Copies of the Prospectus Supplement and any other documents relating to the Exchange Offer as referred to above may be obtained free of charge upon request to the Depositary or the Information Agent. Series 5 Preferred Shareholders whose Series 5 Preferred Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact such nominee for assistance in depositing their Series 5 Preferred Shares to the Exchange Offer.
This news release shall not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Exchange Offer is not being made to, nor will tenders be accepted from or on behalf of, Series 5 Preferred Shareholders in any jurisdiction in which the making or acceptance of the Exchange Offer would not be in compliance with the laws of such jurisdiction. However, Brookfield Renewable may, in its sole discretion, take such action as it may deem necessary to extend the Exchange Offer to Series 5 Preferred Shareholders in any such jurisdiction. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the benefit of, United States persons, except in certain transactions exempt from registration under the U.S. Securities Act and applicable U.S. state securities laws.

Brookfield Renewable Energy Partners

Brookfield Renewable Energy Partners operates one of the world's largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Latin America and Europe and totals more than 7,000 megawatts of installed capacity, generating enough renewable energy to power four million homes. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldrenewable.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable energy company of Brookfield Asset Management, a leading global alternative asset manager with over $200 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please visit our website at www.brookfieldrenewable.com or contact:

Zev Korman Senior Vice President, Investor Relations Tel: (416) 359-1955 Email: zev.korman@brookfieldrenewable.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Note: This news release contains forward-looking statements and information within the meaning of Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as "will", "expected", "intend", "continue", "positioned" and "targets", or variations of such words and phrases. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.